Exhibit 1.2

FIRST AMENDMENT

TO CANADIAN LOAN AND SECURITY AGREEMENT

This First Amendment To Canadian Loan And Security Agreement (the “Amendment”) dated as of December 30, 2004, is entered into by and among CONGRESS FINANCIAL CORPORATION (CANADA), an Ontario corporation (“Lender”), and GUESS? CANADA CORPORATION, a Canadian corporation, and GUESS? CANADA RETAIL, INC., a Canadian corporation, jointly and severally as co-borrowers (each a “Borrower” and collectively, the “Borrowers”), with reference to the following facts:

RECITALS

A.                                   Lender is extending various secured financial accommodations to the Borrowers upon the terms of that certain Canadian Loan and Security Agreement dated as of December 20, 2002 (as the same now exists or may hereafter be amended, modified, supplement, extended, renewed or replaced, the “Loan Agreement”).

B.                                     Each of the Borrowers desires to amend the Loan Agreement in order to facilitate a certain series of transactions whereby (i) Guess Italia S.r.l. (“Guess Italia”), a company organized and existing under the laws of Italy and a wholly-owned, indirect Subsidiary of Guess ?, Inc., a Delaware corporation (“Guess”), will purchase ninety percent of the stock of Maco Apparel S.p.A, a company organized and existing under the laws of Italy (“Maco”), (ii) Guess will contribute its ten percent interest in Maco to its Subsidiary, Guess? Europe, B.V., which will in turn contribute such interest to Guess Italia, and (iii) upon such purchase and contributions, Maco will be a wholly-owned, direct Subsidiary of Guess Italia and an indirect Subsidiary of Guess (such transactions collectively, the “Maco Acquisition”).

C.                                     Certain Affiliates of the Borrowers who are parties to that certain Amended and Restated Loan and Security Agreement, dated as of December 20, 2002, by and among Congress Financial Corporation (Western), Guess, Guess? Retail Inc., Guess.Com, Inc. and Wachovia Securities, Inc., as previously amended by that certain First Amendment to Amended and Restated Loan and Security Agreement, dated as of February 25, 2003 (as the same now exists or may hereafter be amended (including without limitation by the U.S. Amendment), modified, supplement, extended, renewed or replaced, the “U.S Agreement”), have requested that the U.S. Agreement be amended by that certain Second Amendment to the U.S. Agreement, dated the date hereof (such amendment, the “U.S. Amendment”) in order to facilitate the Maco Acquisition.

D.                                    Each of the Borrowers and the Lender desires to amend the Loan Agreement upon the terms and conditions set forth herein.

E.                                      Each of the Borrowers is entering into this Amendment with the understanding and agreement that, except as specifically provided herein, none of the rights or remedies of the  Lender as set forth in the Loan Agreement are being waived or modified by the terms of this Amendment.

AMENDMENT

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each party hereto, the parties hereto hereby agree as follows:

SECTION 1.  Amendments to Section 1 of the Loan Agreement.  Section 1 of the Loan Agreement is hereby amended by inserting the following definitions of “Compliance Reinstatement Date”, “Currency Reserve”, “Guess Italia” and “Maco” as Section 1.127, 1.128, 1.129 and Section 1.130 of the Loan Agreement respectively:

(a)                        “1.127  “Compliance Reinstatement Date” shall mean the date (following the occurrence of a Compliance Triggering Event) on which the Compliance Triggering Event Amount shall have been equal to at least the U.S. Dollar Equivalent of Thirty Million Dollars ($30,000,000) for 180 consecutive days from the date of such Compliance Triggering Event.”

(b)                       “1.128  “Currency Reserve” shall mean a Reserve to protect against fluctuations in currency values.”

(c)                        “1.129  “Guess Italia” shall mean Guess Italia S.r.l., a company organized and existing under the laws of Italy.”

(d)                       “1.130  “Maco” shall mean Maco Apparel S.p.A., a company organized and existing under the laws of Italy.”

SECTION 2.  Amendment to Section 1 of the Loan Agreement.  Section 1 of the Loan Agreement is hereby amended by amending and restating in its entirety the definition of “Compliance Triggering Event” in Section 1.36 of the Loan Agreement to read as follows:

“1.36  “Compliance Triggering Event” shall mean the occurrence of any event or events or the existence of any circumstance or circumstances that cause the following amount (such amount, the “Compliance Triggering Event Amount”) to be less than the U.S. Dollar Equivalent of Thirty Million Dollars ($30,000,000):  the sum of (a) the amount, as determined by Lender, as of any time, equal to:  (i) the Borrowing Base, plus (ii) Borrowers’ unrestricted cash and/or Cash Equivalents that are on deposit in a securities or deposit account subject to a control agreement, in form and substance satisfactory to Lender, minus (iii) the amount of all then outstanding and unpaid Obligations, plus (b) the amount, as determined by U.S. Lender, as of any time, equal to:  (i) the U.S. Borrowing Base, plus (ii) U.S. Borrowers’ unrestricted cash and/or Cash Equivalents (as defined in the U.S. Agreement) that are on deposit in a securities or deposit account subject to a control agreement, in form and substance satisfactory to U.S. Lender, minus (iii) the amount of all then outstanding and unpaid U.S. Obligations.”

SECTION 3.  Amendment to Section 1 of the Loan Agreement.  Section 1 of the Loan Agreement is hereby amended by amending and restating in its entirety the last sentence of the definition of “Reserves” in Section 1.97 of the Loan Agreement to read as follows:

“Without limiting the generality of the foregoing, Reserves shall include the Dilution Reserve, the Shrinkage Reserve, the Discount Reserve and the Currency Reserve and may at Lender’s discretion include a reserve for sales tax liability.”

SECTION 4.  Amendment to Section 2.2(f) of the Loan Agreement.  Section 2.2(f) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“(f)                          Borrowers shall indemnify and hold Lender harmless from and against any and all losses, claims, damages, liabilities, costs and expenses which Lender may suffer or incur in connection with any Letter of Credit Accommodations (including, without limitation, the currency risk and all losses therefrom with respect to any Letter of Credit Accommodation issued or otherwise provided in a currency other than U.S. Dollars or Canadian Dollars) and any documents, drafts or acceptances relating thereto, including any losses, claims, damages, liabilities, costs and expenses due to any action taken by any issuer or correspondent with respect to any Letter of Credit Accommodation except for losses, claim, damages, liabilities, costs and expenses arising from the gross negligence or willful misconduct of Lender as determined pursuant to a final non-appealable order of a court of competent jurisdiction.  Borrowers assume all risks with respect to the acts or omissions of the drawer under or beneficiary of any Letter of Credit Accommodation and for such purposes the drawer or beneficiary shall be deemed Borrowers’ agent.  Borrowers assume all risks for, and agrees to pay, all foreign, Federal, State, Provincial and local taxes, duties and levies relating to any goods subject to any Letter of Credit Accommodations or any documents, drafts or acceptances thereunder.  Borrowers hereby release and hold Lender harmless from and against any acts, waivers, errors, delays or omissions, whether caused by any Borrower, by any issuer or correspondent or otherwise with respect to or relating to any Letter of Credit Accommodation, except for the gross negligence or willful misconduct of Lender as determined pursuant to a final, non-appealable order of a court of competent jurisdiction.  The provisions of this Section 2.2(f) shall survive the payment of Obligations and the termination of this Agreement.”

SECTION 5.  Amendment to Section 2.2 of the Loan Agreement.  Section 2.2 of the Loan Agreement is hereby amended by inserting the following clause (j) immediately following Section 2.2(i) of the Loan Agreement as Section 2.2(j) thereof:

“(j)                           Borrowers and Lender agree that, with respect to any outstanding Letter of Credit Accommodation issued or opened for the account of such Borrower or otherwise provided pursuant to the terms of this Agreement in a currency other than U.S. Dollars or Canadian Dollars, Lender may in its sole discretion establish a Currency Reserve in order to mitigate fluctuations in currency values.”

SECTION 6.  Amendment to Section 6.3 of the Loan Agreement.  Section 6.3 of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“                                      6.3                        Collection of Accounts.

(a)                        Prior to the occurrence of a Compliance Triggering Event or Event of Default, Borrowers shall retain control of their cash, including payments and proceeds of Collateral.  Concurrently with this Agreement, Borrowers shall establish and maintain, at their expense, blocked accounts or lockboxes and related blocked accounts (in either case, “Blocked Accounts”), as Lender may specify, with such banks as are acceptable to Lender.  Such Blocked Accounts may be Central Collection Deposit Accounts, and the term Blocked Accounts shall mean and include the Central Collection Deposit Accounts.  Upon and after the occurrence of an Event of Default or a Compliance Triggering Event (until the occurrence of a Compliance Reinstatement Date related thereto, if any), and upon Lender’s request, Borrowers shall promptly deposit into one or more Blocked Accounts and direct their account debtors to directly remit into such Blocked Accounts all payments on Receivables and all payments constituting proceeds of Inventory or other Collateral in the identical form in which such payments are made, whether by cash, check or other manner.  Concurrently with this Agreement, Borrowers shall deliver, or cause to be delivered to Lender, a Deposit Account Control Agreement duly authorized, executed and delivered by each bank where a Blocked Account is maintained which agreement shall provide that upon notice from Lender (which shall be given upon an Event of Default or a Compliance Triggering Event and revoked upon the occurrence of a Compliance Reinstatement Date related thereto, if any), such bank will send funds on a daily basis to the Lender Payment Account and otherwise take instruction with respect to such Blocked Account only from Lender.  Promptly upon Lender’s request, Borrowers shall execute and deliver such agreements or documents as Lender may require in connection therewith.  Borrowers agree that after notice by Lender to the bank under the Deposit Account Control Agreement, all payments made to such Blocked Accounts or other funds received and collected by Lender, whether in respect of the Receivables, as proceeds of Inventory or other Collateral or otherwise shall be treated as payments to Lender in respect of the Obligations and therefore shall constitute the property of Lender to the extent of the then outstanding Obligations.

(b)                       For purposes of calculating the amount of the Loans available to Borrowers, such payments will be applied (conditional upon final collection) to the Obligations on the Business Day of receipt by Lender of immediately available funds in the Lender Payment Account provided such payments and notice thereof are received in accordance with Lender’s usual and customary practices as in effect from time to time and within sufficient time to credit Borrowers’ loan account on such day, and if not, then on the next Business Day.  In the event an Event of Default or a Compliance Triggering Event has occurred (and prior to the occurrence of a Compliance Reinstatement Date related thereto, if any), for the purposes of calculating interest on the Obligations, such payments or other funds received will be applied (conditional upon final collection) to the Obligations one (1) Business Day after receipt of immediately available funds by Lender in the Lender Payment Account, provided such payments or other funds and notice thereof are received in accordance with Lender’s usual and customary practices as in effect from time to time and within sufficient time to credit Borrowers’ loan account on such day, and if not, then on the next Business Day.  In the event that at any time or from time to time upon or after an Event of Default or a Compliance Triggering Event (and prior to the occurrence of a Compliance Reinstatement Date related thereto, if any) there are no Loans outstanding, Lender shall be entitled to an administrative charge in an amount equivalent to the interest Lender would have received for such Business Day had there been Loans outstanding on such day.

(c)                        Upon and after an Event of Default or any Compliance Triggering Event (until the occurrence of a Compliance Reinstatement Date related thereto, if any), Borrowers and their respective shareholders, directors, employees, agents, Subsidiaries or other Affiliates shall, acting as trustee for Lender, receive, as the property of Lender, any monies, checks, notes, drafts or any other payment relating to and/or proceeds of Accounts or other Collateral which come into their possession or under their control and immediately upon receipt thereof, shall deposit or cause the same to be deposited in the Blocked Accounts, or remit the same or cause the same to be remitted, in kind, to Lender.  In no event shall the same be commingled with any Borrower’s funds.  Borrowers agree to reimburse Lender on demand for any amounts owed or paid to any bank at which a Blocked Account is established or any other bank or person involved in the transfer of funds to or from the Blocked Accounts arising out of Lender’s payments to or indemnification of such bank or person.  The obligation of Borrowers to reimburse Lender for such amounts pursuant to this Section 6.3 shall survive the termination or non-renewal of this Agreement.”

SECTION 7.  Amendment to Section 6.4(a) of the Loan Agreement.  Section 6.4(a) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“                                      6.4                        Payments.

(a)                        Borrowers shall pay all Obligations when due.  Payments on Obligations shall be made by Borrowers’ remitting funds to the Lender Payment Account or, upon the occurrence of an Event of Default or a Compliance Triggering Event (prior to the occurrence of a Compliance Reinstatement Date related thereto, if any), by payments and proceeds of Collateral being directly remitted to the Lender Payment Account as provided in Section 6.3 or such other place as Lender may designate from time to time.  Lender shall apply payments received or collected from Borrowers or for the account of Borrowers (including the monetary proceeds of collections or of realization upon any Collateral) as follows:  first, to pay any fees, indemnities or expense reimbursements then due to Lender from Borrowers; second, to pay interest due in respect of any Loans; third, to pay principal due in respect of the Loans; fourth, to pay or prepay any other Obligations whether or not then due, in such order and manner as Lender determines.  Notwithstanding anything to the contrary contained in this Agreement, unless so directed by Borrowers, Lender shall not apply any payments which it receives to any Eurodollar Rate Loans except on the expiration date of the Interest Period applicable to any such Eurodollar Rate Loans, if payments are received or collected from Borrowers that otherwise would be applied to Eurodollar Rate Loans.  Provided no Event of Default or Compliance Triggering Event has occurred, Borrowers may instruct Lender to remit such funds to Borrowers.  Otherwise, such payments shall be held by Lender and shall bear interest at the Federal Funds Rate minus 0.25% per annum commencing on the second Business Day following the date such payments are received or collected from Borrowers and continuing through the date such payments are applied to the Obligations, which shall be upon the expiration of the first Interest Period after receipt or collection of such payments, to the extent of the principal amount of the applicable Eurodollar Rate Loan or otherwise, in Lender’s sole discretion, remitted to Borrowers, and to the extent Borrowers use any proceeds of the Loans or Letter of Credit Accommodations to acquire rights in or the use of any Collateral or to repay any Indebtedness used to acquire rights in or the use of any Collateral, payments in respect of the obligations shall be deemed applied first to the Obligations arising from Loans and Letter of Credit Accommodations that were not used for such purposes and second to the Obligations arising from Loans and Letter of Credit Accommodations the proceeds of which were used to acquire rights in or the use of any Collateral in the chronological order in which Borrowers acquired such rights or use.”

SECTION 8.  Amendment to Section 7.1(a)(v) of the Loan Agreement.  Section 7.1(a)(v) of the Loan Agreement is hereby amended and restated in its entirety to read as follows:

“                                                                                                                            (v)  monthly, in form and substance satisfactory to Lender, a calculation of the Borrowing Base in Dollars, certified by the chief financial officer or vice president and corporate controller of Parent, and such Borrowing Base calculation shall include (A) quarterly confirmations of the daily credit balances in the Blocked Accounts and (B) the calculation of Net Amount of Eligible Accounts, after giving effect to the assertion of any claims, offsets, defenses or counterclaims by any account debtor, or any disputes with account debtors, or any settlement, adjustment or compromise thereof); provided, that such certified calculation of the Borrowing Base shall be delivered weekly upon and after the occurrence of a Compliance Triggering Event (until the occurrence of a Compliance Reinstatement Date related thereto, if any);”

SECTION 9.  Amendment to Section 9.9 of the Loan Agreement.  Section 9.9 of the Loan Agreement is hereby amended by reordering clause (m) of such Section 9.9 as clause (n) thereof and inserting the following clause (m) immediately following clause (l) thereof as Section 9.9(m) thereof:

“(m)  guaranties by any Borrower of Indebtedness of Maco or Guess Italia incurred pursuant to one or more credit facilities between Maco or Guess Italia and one or more Italian financial institutions, which guaranties shall not exceed  in the aggregate the U.S. Dollar Equivalent of Thirty Million Dollars ($30,000,000) minus the aggregate amount guaranteed by any Borrower (as defined in the U.S. Agreement) under Section 9.9(m) of the U.S. Agreement, which guaranties may be secured by Letter of Credit Accommodations (as defined in the U.S. Agreement) issued or opened for the account of Parent pursuant to the terms of the U.S. Agreement, in an amount not to exceed the U.S. Dollar Equivalent of Thirty Million Dollars ($30,000,000).”

SECTION 10.  Amendment to Schedule 9.10 of the Loan Agreement.  Schedule 9.10 of the Loan Agreement is hereby amended and restated in its entirety by attaching Schedule 9.10 hereto as Schedule 9.10 to the Loan Agreement, which schedule hereto is made a part thereof in all respects.

SECTION 11.  Conditions to Effectiveness.  The effectiveness of this Amendment is subject to the receipt by Lender of the following:

(a)                        Counterparts of this Amendment, duly executed and delivered by each of the parties hereto.

(b)                       A copy of the U.S. Amendment, duly executed and delivered by each of the parties thereto.

(c)                        Evidence of payment of the non-refundable accommodation fee required for the effectiveness of the U.S. Amendment.

(d)                       Such other documents related hereto or in furtherance hereof as Lender may require.

SECTION 12.  No Other Changes.  Except as explicitly amended by this Amendment, all of the terms and conditions of the Loan Agreement shall remain in full force and effect and shall apply to any Loan or Letter of Credit Accommodation thereunder.

SECTION 13.  Defined Terms.  Unless otherwise defined herein, terms used in this Amendment that are defined in the Loan Agreement shall have the same meanings herein as in the Loan Agreement.  In addition, it is expressly understood that the term Financing Agreements as used herein or in any other Financing Agreement includes this Amendment for all purposes, including for the purposes of Section 14 hereof.

SECTION 14.  Representations and Warranties.  Each Borrower reaffirms that the representations and warranties made to Lender in the Loan Agreement and other Financing Agreements are true and correct in all material respects as of the date of this Amendment as though made as of such date and after giving effect to this Amendment.  In addition, each Borrower makes the following representations and warranties to Lender, which shall survive the execution of this Amendment.

(a)                        The execution, delivery and performance of this Amendment are within each Borrower’s powers, have been duly authorized by all necessary actions, have received all necessary governmental approvals, if any, and do not (i) contravene any other contractual restriction, law or governmental regulation or court decree or order binding on or affecting any Borrower or its assets, (ii) violate any Borrower’s organizational documents or instruments, or (iii) result in, or require the creation or imposition of, any security interest, mortgage, pledge, lien, charge or other encumbrance of any nature whatsoever on any of any Obligor’s assets or properties, including the Collateral, except for liens, security interests and other encumbrances granted under the Financing Agreements.

(b)                       This Amendment is the legal, valid and binding obligation of each Borrower enforceable against each Borrower in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium and other similar laws affecting the rights of creditors generally.

(c)                        Since the dates of the financial statements most recently provided by Borrowers to Lender pursuant to Sections 9.6(a)(i) and 9.6(a)(iii) of the Loan Agreement, there has been no Material Adverse Change.

(d)                       No event has occurred and is continuing, after giving effect to this Amendment, which constitutes a Default or an Event of Default under the Loan Agreement or any other of the Financing Agreements, or would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

SECTION 15.  Continuing Effect of Financing Agreements.  To the extent of any inconsistencies between the terms of this Amendment and the Loan Agreement, this Amendment shall govern.  In all other respects, the Loan Agreement and other Financing Agreements shall remain in full force and effect and are hereby ratified and confirmed.

SECTION 16.  Governing Laws.  This Amendment, upon becoming effective, shall be deemed to be a contract made under, governed by, and subject to, and shall be construed in accordance with, the internal laws of the Province of Ontario or the laws of Canada applicable therein.

SECTION 17.  No Waiver.  The execution of this Amendment and acceptance of any other documents related hereto shall not be deemed to be a waiver of any Event of Default under the Loan Agreement or breach, default or event of default under any other Financing Agreement, whether or not known to Lender and whether or not existing on the date of this Amendment.

SECTION 18.  Integration.  The Loan Agreement as amended by this Amendment, together with the other Financing Agreements, incorporates all negotiations of the parties hereto with respect to the subject matter hereof and is the final expression and agreement of the parties hereto with respect to the subject matter hereof and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties; there are no oral agreements between the parties.  Without limiting the foregoing, in the event this Amendment conflicts with the terms of any letter agreement between Borrowers and Lender, the terms of this Amendment shall control.

SECTION 19.  Reference to and Effect on the Financing Agreements.

(a)                        Upon and after the effectiveness of this Amendment, each reference in the Loan Agreement to “this Agreement”, “hereunder”, “herein”, “hereof” or words of like import referring to the Loan Agreement, and each reference in all other documents or agreements related thereto, including the other Financing Agreements, to “the Loan Agreement”, “thereof” or words of like import referring to the Loan Agreement, shall mean and be a reference to the Loan Agreement as modified and amended hereby.

(b)                       To the extent that any terms and conditions in any of the Financing Agreements or any documents or agreements related thereto shall contradict or be in conflict with any terms or conditions of the Loan Agreement, after giving effect to this Amendment, such terms and conditions are hereby deemed modified or amended accordingly to reflect the terms and conditions of the Loan Agreement as modified or amended hereby.

SECTION 20.  Severability.  Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such provision and such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Amendment affecting the validity or enforceability of such provision in any other jurisdiction.

SECTION 21.  Execution in Counterparts.  This Amendment may be executed by facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original and all of which counterparts, taken together, shall constitute one and the same instrument.

SECTION 22.  Section Captions.  The various headings of this Amendment are inserted for convenience only and shall not affect the meaning or interpretation of this Amendment or any provisions hereof.

SECTION 23.  Successors and Assigns.  This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

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IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed this Amendment as of the date first set forth above, to become effective in the manner set forth above.

GUESS? CANADA CORPORATION,
as a Borrower

By:
Name: Frederick G. Silny
Title: Chief Financial Officer

GUESS? CANADA RETAIL, INC.,
as a Borrower

By:
Name: Frederick G. Silny
Title: Chief Financial Officer

CONGRESS FINANCIAL CORPORATION
(CANADA), as Lender

By:
Name: Gary Whitaker
Title: Vice President

Schedule 9.10
to First Amendment to Canadian Loan and Security Agreement

SCHEDULE 9.10

Loans and Advances

Intercompany loans to, and/or equity investments in, Guess? Europe, B.V. by a Borrower, provided, that all such loans and investments together with all intercompany loans to, and equity investments in, Guess? Europe, B.V. by any U.S. Borrower or U.S. Borrowers shall not exceed, in the aggregate, the U.S. Dollar Equivalent of Thirty-Five Million Dollars ($35,000,000).  Notwithstanding the forgoing, in the event that any Letter of Credit Accommodation securing any guaranty permitted by Section 9.9(m) of this Agreement is drawn, the occurrence of such event shall not constitute a breach of the foregoing limitation; provided, that in the event that no such Letter of Credit Accommodation is drawn, such loans and investments shall not exceed, in the aggregate, the U.S. Dollar Equivalent of Thirty-Five Million Dollars ($35,000,000).